One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

Brian P. Keane | 617 348 3093 | bkeane@mintz.com

March 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Myriad Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-164890

Ladies and Gentlemen:

On behalf of Myriad Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Company’s proposed merger with Javelin Pharmaceuticals, Inc. (“Javelin”), initially filed with the Commission on February 12, 2010. Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance given by letter (the “Comment Letter”) dated February 23, 2010 from Jeffrey P. Riedler, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into this response letter. We are delivering one marked complete courtesy copy of Amendment No. 1 and one courtesy copy of this response letter to Mr. Riedler as well as to Jennifer Riegel of the Commission.

Where You Can Find More Information, page 116

1.	Comment: Please revise this section to incorporate by reference the Form 8-K filed by Javelin Pharmaceuticals on February 17, 2010 and the Form 8-K and Form 10-Q each filed by Myriad Pharmaceuticals on February 16, 2010. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to this comment, the Company has incorporated by reference the requested filings of Javelin and the Company, as well as the Forms 8-K filed by each of Javelin and the Company on March 10, 2010. In addition, in accordance with Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, the Company has added the following language on page 121 of Amendment No. 1: “MPI and Javelin also incorporate by reference all filings made pursuant to the Exchange Act after the of filing of the initial Registration Statement on Form S-4 and prior to effectiveness of the Registration Statement on Form S-4.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

2.	Comment: In your amended Form S-4, please update to incorporate by reference Javelin Pharmaceuticals’ Form 10-K for the fiscal year ended December 31, 2009, including the Part III information. See Rules 3-01 and 3-12 of Regulation S-X and Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to this comment, the Company has incorporated by reference Javelin’s Form 10-K for the fiscal year ended December 31, 2009 as filed with the Commission on March 8, 2010, including the Part III information.

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We hope that the above responses and the related revisions to the Registration Statement contained in Amendment No. 1 will be acceptable to the Commission. Please do not hesitate to call Jonathan L. Kravetz or Brian P. Keane of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Brian P. Keane

Brian P. Keane

cc:	Securities and Exchange Commission

Jeffrey P. Riedler, Esq.

Jennifer Riegel, Esq.

Myriad Pharmaceuticals, Inc.

Adrian N. Hobden, Ph.D.

Robert J. Lollini, CPA

Andrew Gibbs, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.

Ann Margaret Eames, Esq.

Javelin Pharmaceuticals, Inc.

Martin J. Driscoll

Stephen J. Tulipano, CPA

Ropes & Gray LLP

Marc A. Rubenstein, Esq.

Laurie A. Churchill, Esq.